UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  10)*


                             Concepts Direct Inc.
                               (Name of Issuer)


                         Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

                                206013 10 4
                               (CUSIP Number)


                              December 31, 2001
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule iS filed:

   [    ] Rule 13d-1(b) [    ] Rule 13d-1(c) [  X  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  206013 10 4

1. Names of Reporting Persons.
   I.R.S. ID Nos. of Above Persons

        Phillip A. Wiland
        ###-##-####

2. Check the Appropriate Box if a Member of a Group (See Instructions)
        [ ] a
        [ ] b
3. SEC Use Only
4. Citizenship or Place of Organization

        Colorado, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. Sole Voting Power
        0

6. Shared Voting Power
        1,373,100

7. Sole Dispositive Power
        0

8. Shared Dispositive Power
        1,373,100

9. Aggregate Amount Beneficially Owned by Each Reporting Person
        1,373,100

10.Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)
        [  ]

11.Percent of Class Represented by Amount in Row (9)
        27.3%

12.Type of Reporting Person
        IN

CUSIP No.   206013 10 4

1. Names of Reporting Persons.
   I.R.S. ID Nos. of Above Persons

        Linda S. Wiland
        ###-##-####

2. Check the Appropriate Box if a Member of a Group (See Instructions)
        [ ] a
        [ ] b

3. SEC Use Only

4. Citizenship or Place of Organization

        Colorado, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. Sole Voting Power
        0

6. Shared Voting Power
        1,373, 100

7. Sole Dispositive Power
        0

8. Shared Dispositive Power
        1,373,100

9. Aggregate Amount Beneficially Owned by Each Reporting Person
        1,373,100

10.Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)
        [  ]

11.Percent of Class Represented by Amount in Row (9)
        27.3%

12.Type of Reporting Person
        IN

Item 1.

    (a) Name of Issuer

        Concepts Direct, Inc.

    (b) Address of Issuer's Principal Executive Offices

        2950 Colorful Avenue
        Longmont, CO 80504

Item 2.

    (a) Name of Person Filing

        Phillip A. Wiland and Linda S. Wiland

    (b) Address of Principal Business Office or, if none, Residence

        8000 North 41st Street
        Longmont, CO 80503

    (c) Citizenship

        United States of America

    (d) Title of Class of Securities

        Common Stock, $0.10 par value ("Shares")

    (e) CUSIP Number

        206013 10 4

Item 3. If this Statement is filed pursuant to Section
        240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under Section 15 of the Act.
    (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
    (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.
    (d) [ ] Investment company registered under Section 8 of the
            Investment Company Act of 1940.
    (e) [ ] An investment advisor in accordance with section
            240.13(d)-1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
    (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);
    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
    (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).



Item 4.	Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount Beneficially Owned:   1,373,100

    (b) Percent of Class:                27.3%

    (c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote:
                  0

       (ii) shared power to vote or to direct the vote:
                  1,373,100

      (iii) sole power to dispose or to direct the disposition of:
                  0

       (iv) shared power to dispose or to direct the disposition of:
                  1,373,100  ***

***Includes 13,900 shares held by Mr. Wiland as custodian for his minor children under the Uniform Gift to Minors Act and for which Mr. Wiland has sole voting and investment power.

   Does not include 22,200 shares held by Bank One as Trustee of an irrevocable trust for minor children of Phillip A. Wiland and Linda S. Wiland pursuant to a trust agreement dated as of September 30, 1986.


Item 5. Ownership of Five Percent or Less of a Class
        NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding
        Company

        NOT APPLICABLE

Item 8. Identification and Classification of Member of the Group
        NOT APPLICABLE

Item 9. Notice of Dissolution of Group
        NOT APPLICABLE

Item 10.Certification
        NOT APPLICABLE


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Dated:  February 13, 2002



                                        /s/ Phillip A. Wiland
                                        Signature


                                        Phillip A. Wiland
                                        Chairman and CEO


                                        Dated:  February 12, 2002



                                        /s/ Linda S. Wiland
                                        Signature


                                        Linda S. Wiland
                                        Spouse